SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                                    Under the
                         Securities Exchange Act of 1934

                         REMINGTON OIL & GAS CORPORATION
                                (Name of Issuer)

                           Common Stock ($.01 par value)
                          (Title of Class of Securities)

                                   759594302
                                 (CUSIP Number)

                              Nicholas G. Miller
                       HAWLEY TROXELL ENNIS & HAWLEY LLP
                                 P.O. Box 1617
                                Boise, Idaho 83701
                             Telephone:  (208) 344-6000
                (Names, addresses, and telephone numbers of persons
                  authorized to receive notices and communications)

                                August 27, 2002
                        (Date of event which requires
                          filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:  [   ]

(1)  Name of Reporting Person  (S.S. or I.R.S. Identification Nos.)

     J.R. Simplot/The J.R. Simplot Self-Declaration of Revocable Trust;
###-##-####

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     US

Number of              (7)            Sole Voting Power             5,507,928
Shares
Beneficially           (8)            Shared Voting Power               1,000
Owned
by Each                (9)            Sole Dispositive Power        5,507,928
Reporting
Person With:           (10)           Shared Dispositive Power          1,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,508,928  shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11)

     20.9%

(14)  Type of Reporting Person

     IN

(1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos.)

     JRS Investments L.L.C./EIN 82-0514633

 (2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds

     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  US

Number of              (7)            Sole Voting Power             2,785,028
Shares
Beneficially           (8)            Shared Voting Power                   0
Owned
by Each                (9)            Sole Dispositive Power        2,785,028
Reporting
Person With:           (10)           Shared Dispositive Power              0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,785,028

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11)

     10.6%

(14)  Type of Reporting Person

     CO

(1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos.)

     JRS Properties III L.P., EIN: 82-0514634

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds

     00.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     US

Number of              (7)            Sole Voting Power             2,785,028
Shares
Beneficially           (8)            Shared Voting Power                   0
Owned
by Each                (9)            Sole Dispositive Power        2,785,028
Reporting
Person With:           (10)           Shared Dispositive Power              0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,785,028

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11)

     10.6%

(14)  Type of Reporting Person

     PN

(1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos.)

     JRS Properties L.P., EIN: 82-0485383

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds

     00.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     US

Number of              (7)            Sole Voting Power             2,722,900
Shares
Beneficially           (8)            Shared Voting Power                   0
Owned
by Each                (9)            Sole Dispositive Power        2,722,900
Reporting
Person With:           (10)           Shared Dispositive Power              0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,722,900

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11)

     10.4%

(14)  Type of Reporting Person

     PN

(1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos.)

     JRS Management L.L.C., EIN: 82-0514635

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds

     00.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     US

Number of              (7)            Sole Voting Power             2,722,900
Shares
Beneficially           (8)            Shared Voting Power                   0
Owned
by Each                (9)            Sole Dispositive Power        2,722,900
Reporting
Person With:           (10)           Shared Dispositive Power              0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,722,900

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11)

     10.4%

(14)  Type of Reporting Person

     CO

     This Amendment No. 3 amends the Schedule 13D originally filed on
September 2, 1997 (the "Original Schedule 13D") by the persons listed in Item 2 thereof, as previously amended by Amendment No. 1 to the Schedule 13D filed on December 28, 1998 ("Amendment No. 1"), and Amendment No. 2 to the Schedule 13D filed on January 2, 2002 ("Amendment No. 2"). The Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Remington Oil & Gas Corporation, a Delaware corporation (the "Issuer").

     The purpose of this Amendment No. 3 is to report certain (i) sales of Common Stock resulting in less than a one percent change but nevertheless reported to update the Schedule 13D; (ii) transfers of Common Stock by the Trust to a new Reporting Person but not involving a change in beneficial ownership; and (iii) the results of certain discussions with the Issuer relating to corporate governance issues. Except as expressly set forth in this Amendment No. 3, the Schedule 13D (as previously amended) remains in effect.

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Schedule 13D relates is the Common Stock of the Issuer.

ITEM 2.  IDENTITY AND BACKGROUND.

This amendment is being filed on behalf of the following Reporting Persons:

     1) The J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and J.R. Simplot ("Mr. Simplot")

     2) JRS Properties III L.P. ("JRS Properties III") and JRS Investments L.L.C. ("JRS Investments");

     3) JRS Properties L.P., an Idaho limited partnership ("JRS Properties") and JRS Management L.L.C., an Idaho limited liability company ("JRS Management"). JRS Management is the sole general partner of JRS Properties and the Trust is the manager of JRS Management. The principal business of JRS Properties and JRS Management is investment, and their principal address is 999 W. Main Street, Suite 1300, Boise, Idaho. During the last five years neither JRS Properties nor JRS Management has been involved in any proceedings required to be disclosed.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     As disclosed in the Original Schedule 13D, Mr. Simplot's investment purpose was to acquire control of the Issuer. The Original Schedule 13D also disclosed Mr. Simplot's interest in exploring a transaction that, by reorganizing the Issuer's capital structure so that the Issuer would have a single class of voting stock, would result in his beneficial ownership of less than a majority of the outstanding voting stock of the Issuer.
Following the time of the Original Schedule 13D, Mr. Simplot did work toward this objective and the transaction that was consummated to convert to a single class of stock was reported on Amendment No. 1. Thereupon, Amendment No. 1 disclosed Mr. Simplot's investment intent as "investment." Mr. Simplot's investment intent remains the same.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     1) Mr. Simplot, through the Trust, JRS Investments and JRS Properties III, owns and has voting and investment power with respect to 2,785,028 shares of Common Stock.

     2) Mr. Simplot shares with Mrs. Simplot voting and investment power with respect to 1000 shares of Common Stock.

     3) Mr. Simplot, through the Trust, JRS Properties and JRS Management, owns and has voting and investment power with respect to 2,722,900 Shares.

In sum, the Reporting Persons own 5,508,928 shares of Common Stock, representing 20.9% of the outstanding Common Stock.

(b)  See Item 5(a).

(c) Since the filing of Amendment No. 2, the Trust sold the shares of Common Stock described below in open market sales through ordinary brokerage transactions:

        Sale                      No. of              Price per Share
        Date                      Shares              (including commissions)
        ----                      ------              -----------------------
        5/29/02                   46,000              $19.5140
        5/31/02                   66,000               19.5692
        6/28/02                    5,000               19.9200
        7/01/02                    5,100               19.5000

After the above reported sales of Common Stock, the Trust transferred its remaining Common Stock to JRS Properties on July 3, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     In light of the increased focus on corporate governance including the adoption of the Sarbanes-Oxley Act and the proposed changes to the New York Stock Exchange Listed Company Manual, the Issuer asked Mr. Simplot to clarify certain aspects of his relationship with the Issuer and with Mr. David H. Hawk ("Mr. Hawk") and Mr. James Arthur Lyle ("Mr. Lyle") who serve as members of the Issuer's Board of Directors.

     As described in the Original Schedule 13D, in 1997 the Issuer's predecessor, Box Energy Company ("Box Energy"), and Mr. Simplot executed a letter of intent in which Mr. Simplot advised Box Energy that, even though Mr. Simplot's acquisition of voting control of Box Brothers Holding Company Inc. (which controlled 57% of the voting stock of Box Energy) would enable him to control the election of all members of the Board of Directors of Box Energy, Mr. Simplot would retain the current directors of Box Energy provided the board was expanded and the directors voted to add Mr. Hawk and Mr. Lyle to the board of directors of Box Energy. Pursuant to this understanding, Messrs. Hawk and Lyle were appointed to the Board of Directors. Since that time, Messrs. Hawk and Lyle have been elected at each meeting of stockholders of the Issuer even though, as previously reported in Amendment No. 2, Mr. Simplot has controlled less than 50% of the voting securities of the Issuer since December 28, 1998.

1.  MR. LYLE.

     In 1997, Simplot and Mr. Lyle entered into an Agreement Regarding Lawsuit (the "Agreement"). In the Agreement, the subject "Lawsuit" is defined as follows: Civil Action No. 3:87-CV-2655-T Styled "James A. Lyle, Plaintiff v. Thomas D. Box and Don D. Box, et al., Defendants," United States District Court for the Northern District of Texas. Pursuant to the Agreement, Mr. Lyle agreed to remain a plaintiff in the lawsuit and appointed Mr. Simplot as his agent to manage the lawsuit. Mr. Simplot and Mr. Lyle agreed that, in the event of settlement or trial and judgment resulting in the transfer of operating control of any of the defendant entities described in the Lawsuit to Mr. Simplot or his associated companies, Mr. Lyle would be offered a position on the board of directors of the controlled entity.

     On August 27, 2002, Mr. Lyle and Mr. Simplot executed a termination of the Agreement (the "Termination Agreement") reciting the fact that the provisions of the Agreement regarding Mr. Lyle's appointment as a director had been accomplished following settlement of the lawsuit and further that the Agreement had become impossible of performance by Mr. Simplot at least since December 28, 1998, when Mr. Simplot ceased to control more than 50% of the voting securities of the Issuer, as previously reported in Amendment No. 2.

     The Termination Agreement also confirms that neither the Trust, Mr. Simplot nor any of the Reporting Persons has any obligation to vote its shares in favor of Mr. Lyle as a director.

2.  MR. HAWK

     On August 15, 2002, Mr. Simplot, the Trust and Mr. Hawk executed and delivered to the Issuer a certain "Non-affiliation Agreement." The purposes of the Non-affiliation Agreement are (i) to reaffirm Mr. Simplot's investment intent, (ii) to confirm that Mr. Hawk has not served as, and is not, a deputized director acting on behalf of Mr. Simplot, the Trust or any other Reporting Person, and (iii) to confirm that none of the Reporting Persons has had or now has any obligation to vote its shares in favor of Mr. Hawk as a director.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  Not applicable.  As described in
Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any other Reporting Person or with Mr. Hawk or Mr. Lyle concerning the voting of the Issuer's securities, or the giving or withholding of proxies in connection with the election of directors of the Issuer or otherwise.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.


                                     JRS PROPERTIES III L.P.,
                                     an Idaho Limited Partnership,

                                     by its Sole General Partner
                                     JRS Investments L.L.C.,
                                     an Idaho Limited Liability Company

                                     by its Manager
                                     The J.R. Simplot Self-Declaration of
                                     Revocable Trust, dated December 21,
                                     1989, as amended

Date:  January 17, 2003              By   /s/ J.R. Simplot, Trustee

                                     THE J.R. SIMPLOT
                                     SELF-DECLARATION OF REVOCABLE TRUST

Date:  January 17, 2003              By   /s/ J.R. Simplot, Trustee


Date:  January 17, 2003               /s/ J.R. SIMPLOT


                                     JRS PROPERTIES L.P.,
                                     an Idaho Limited Partnership,

                                     by its Sole General Partner
                                     JRS Management L.L.C.
                                     an Idaho Limited Liability Company

                                     by its Manager
                                     The J.R. Simplot Self-Declaration of
                                     Revocable Trust, dated December 21,
                                     1989, as amended

Date:  January 17, 2003              By  /s/ J.R. Simplot, Trustee